Absolute Shares Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI  53202

September 27, 2019

VIA EDGAR TRANSMISSION

Ms. Christina Fettig
Mr. Ray Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:	Absolute Shares Trust (the “Trust”)
Registration Statement on Form N-14 (File No. 333-233312)

Dear Ms. Fettig and Mr. Be,

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Registration Statement on Form N-14 filed with the Commission on August 16, 2019 with respect to each series of the Trust listed below (each, a “Fund”, and collectively, the “Funds”):

WBI BullBear Rising Income 2000 ETF;
WBI BullBear Value 2000 ETF;
WBI BullBear Yield 2000 ETF;
WBI BullBear Quality 2000 ETF;
WBI BullBear Rising Income 1000 ETF;
WBI BullBear Value 1000 ETF;
WBI BullBear Yield 1000 ETF; and
WBI BullBear Quality 1000 ETF.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response. The Trust believes that the responses below fully address all of the Staff comments.

Cover

1.
Staff Comment:  The Registration Statement will not be allowed to go effective automatically because the financial statements will be stale as of the proposed effective date.  Please file a delaying amendment followed by a pre-effective amendment to the Registration Statement (“Pre-Effective Amendment”).  The Staff can accelerate the effectiveness of the Pre-Effective Amendment.

Response:  The Trust filed a delaying amendment on September 13, 2019 and intends to file a Pre-Effective Amendment with revisions made in response to the Staff’s comments.

General Comment

2.	Staff Comment: Please update all June 30, 2018 information with information for the Funds’ most recent fiscal year end (i.e., June 30, 2019).

Response:  The Trust will file a Pre-Effective Amendment in which all June 30, 2018 information will be updated to be current as of June 30, 2019.

Shareholder Letter

3.
Staff Comment:  Please disclose whether the expenses related to the Reorganizations will be incurred regardless of whether the Reorganizations are consummated (e.g., by adding “, which will be incurred irrespective of whether the applicable Reorganization is consummated”).  Also, please consider adding to this disclosure the estimated cost of such expenses, which is noted as $100,000.

Response:  The Trust undertakes to make the requested revisions.

4.	Staff Comment: In the table disclosing each Fund’s name change, consider swapping the second and third columns, for clarity.

Response: The Trust undertakes to make the suggested revision.

5.
Staff Comment: In the first paragraph after the table, clarify what is meant by “focused”; specifically, state clearly how significantly the portfolio of the all cap strategy of the Acquiring Funds will differ from the portfolio of the small/mid-cap strategy of the Acquired Funds.

Response: To address the comment, the first paragraph after the table has been revised as follows

The Reorganization of each Acquired Fund into its corresponding Acquiring Fund will consolidate Funds of the Trust that are similar investment products.  Each Acquired Fund and its respective Acquiring Fund have identical investment objectives and similar investment strategies and risks. The Funds are all currently permitted to invest across companies of all capitalization sizes, however, the Acquired Funds have historically over-weighted their portfolios with small and mid-capitalization companies, while the Acquiring Funds have historically over-weighted their portfolios with large capitalization companies. Following the Reorganizations, the Acquiring Funds will invest across companies of all capitalization sizes, without a weighting bias to any particular capitalization size.  Immediately after the Reorganizations, WBI expects that each Acquiring Fund will hold approximately 20% of its net assets in small- and mid-capitalization companies and approximately 80% of its net assets in large-capitalization companies, though these percentage are subject to change based on market conditions and portfolio management considerations. Consequently, the Acquiring Funds will continue to be over-weight in large capitalization companies after the Reorganizations in a manner that is similar to the over-weighting before the Reorganizations.

Summary (Comparison of Funds)

6.	Staff Comment: Throughout the document, when discussing the Acquiring Funds, please be clearer about whether the pre- or post-Reorganization Fund is being discussed.

Response: The Trust undertakes to make revisions throughout the Pre-Effective Amendment to address the comment.

7.	Staff Comment: Please consider whether references to the “Acquiring Funds” should refer to such Funds’ current names and references to the pro forma information should use their expected names.

Response:  The Trust has reviewed the disclosure and believes the use of the expected Acquiring Fund names is appropriate because shareholders of the Acquired Funds will receive shares of the Acquiring Funds under their expected names.  Further, referring to the expected names should not cause investor confusion as the information statement is only being provided to shareholders of the Acquired Funds. The Trust, therefore, respectfully declines the Staff’s suggestion.

8.	Staff Comment: Please provide each Fund’s portfolio turnover rate for the most recent fiscal year.

Response: The Trust undertakes to make the requested revision.

9.
Staff Comment:  The Staff notes that the pro forma expense ratios for the Acquiring Funds appear to be higher in most cases than those of the corresponding Acquired Funds. If not resolved by using June 30, 2019 information, please explain.

Response: The Trust notes that, in each case, updated pro forma expense ratios for the Acquiring Funds (calculated based on expense information reported in the Acquiring Funds’ annual report for the fiscal year ended June 30, 2019) are equal to or lower than the corresponding Acquired Funds’ expense ratios for the same period.

Comparison of Principal Investment Strategies and Performance

10.	Staff Comment: Please confirm whether the Trust will file a post-effective amendment under Rule 485(a) in connection with the changes to the Acquiring Funds’ principal investment strategies.

Response: The Trust does not intend to file a post-effective amendment under Rule 485(a) in connection with the anticipated alterations to the descriptions of the Acquiring Funds’ principal investment strategies because the Trust does not believe the changes are material.  Each Acquiring Fund’s principal investment strategy states that the Fund “will seek to invest in the equity securities of large capitalization domestic and foreign companies” and “may invest in small-capitalization and mid-capitalization equities . . . to enhance the Fund’s returns or to mitigate risk and volatility.”  While each Acquiring Fund has historically over-weighted its portfolio with investments in large-capitalization companies, each Acquiring Fund’s principal investment strategy contemplates investments in companies of any market capitalization size. WBI does not believe that the change to the description of the investment strategy has any practical effect on how the Acquiring Funds will be managed following the Reorganizations.  As stated in our response to Comment 6, immediately after the Reorganizations, WBI expects that each Acquiring Fund will hold approximately 20% of its net assets in small- and mid-capitalization companies and approximately 80% of its net assets in large-capitalization companies. Although these percentages are subject to change based on market conditions and portfolio management considerations, WBI does not expect to reposition any Acquiring Fund’s portfolio as a result of the change to the description of the investment strategy. Moreover, such over-weighting of the Acquiring Fund’s portfolios with large capitalization companies after the Reorganization comports with the historical over-weighting of large capitalization companies in the portfolios of each Acquiring Fund before the Reorganizations. Thus, the Trust does not believe the alteration of the description of each Acquiring Fund’s investment strategy, when considered together with the lack of practical effect of the Reorganization on each Acquiring Fund’s portfolio weightings, constitutes a material change to its principle investment strategy that would warrant a post-effective amendment under Rule 485(a).

Information About the Reorganizations

11.	Staff Comment: Please add to this section an explanation of why the Reorganizations are being proposed, as required by Item 4(a)(3) of Form N-14.

Response:  The Trust has added disclosure to clarify that WBI recommended the Reorganizations due to a lack of scale in the Acquired Funds as well as to eliminate similar investment products. In addition, the Trust has clarified in the disclosure that the Board believes the larger asset size of the Acquiring Funds after the Reorganizations will increase the long-term viability of the combined Funds.

12.
Staff Comment:  If the Funds’ expense limitation agreements permit fee waivers and/or expense reimbursements to be recouped by the sub-adviser, please confirm that any such recoupable amounts with respect to the Acquired Funds will not carry over to the Acquiring Funds as part of the Reorganizations.

Response:  The Trust confirms that recoupable amounts with respect to the Acquired Funds will not carry over to the Acquiring Funds.

13.	Staff Comment: Please supplementally provide a copy of the NAST survivor analysis.

Response: In a no-action letter to the North American Security Trust and NASL Series Trust, dated February 2, 1993 (the “NAST Letter”), the Staff stated that “[i]n determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition.”  These factors are the same criteria outlined in the AICPA Accounting and Audit Guide for Investment Companies that are applied to determine the proper accounting survivor of a fund combination.

Based on a review of the factors noted in the NAST Letter, the Trust has determined that it is appropriate for each Acquiring Fund to be the performance survivor in its Reorganization.  The analysis is as follows:

(1)
Investment Advisers.  Millington currently serves as the investment adviser of each Acquired Fund and each Acquiring Fund, and will serve as the investment adviser of each Acquiring Fund after its Reorganization.  WBI currently serves as each Acquired Fund’s and each Acquiring Fund’s sub-adviser, and will serve as the sub-adviser for each Acquiring Fund after its Reorganization.  The portfolio managers at WBI who currently manage each Acquired Fund and Acquiring Fund will continue to manage each Acquiring Fund after its Reorganization.

(2)
Investment Objectives, Policies and Restrictions.  Each Acquiring Fund after its Reorganization will be managed in accordance with the investment objective, principal investment strategies and investment restrictions of such Acquiring Fund prior to its Reorganization.  While there will be an alteration of the description of each Acquiring Fund’s principal investment strategy after its Reorganization, as discussed in response to Comment 10, WBI does not believe that such change has any material effect on how the Acquiring Funds will be managed following the Reorganizations.

(3)
Expense Structures and Expense Ratios.  Each Acquiring Fund after its Reorganization will have an expense structure identical to, and an expense ratio identical or more similar to, that of the Acquiring Fund prior to its Reorganization.  The gross and net expense ratios of each Acquiring Fund after its Reorganization is expected to be the lower than the gross and net expense ratios, respectively, of its corresponding Acquired Fund, and in all cases will be closer to the gross and net expense ratios, respectively, of such Acquiring Fund prior to its Reorganization.

(4)	Asset Size. As of June 30, 2019, the net assets of each Acquiring Fund were substantially larger than the net assets of its corresponding Acquired Fund.

(5)
Portfolio Composition.  As discussed in our response to Comment 10 above, the portfolio composition of each Acquiring Fund after its Reorganization is expected to resemble that of the Acquiring Fund more closely than that of the Acquired Fund prior to the Reorganization.

(6)
Accounting Survivor.  The Staff stated in the NAST Letter that “generally the survivor of business combination for accounting purposes i.e., the fund whose financial statements are carried forward will be the fund whose historical performance may be used by new or surviving fund.”   After discussions with its independent registered public accounting firm, the Trust has determined that each Acquiring Fund will be the accounting survivor in its Reorganization.

(7)	Legal Survivor. Each Acquiring Fund will be the legal survivor in its Reorganization and will carry on operations under its Securities Act of 1933 and Investment Company Act of 1940 registrations.

The Trust believes that each of the foregoing factors support the conclusion that it is appropriate for the Acquiring Fund to continue its historical performance.  Accordingly, the Trust has concluded that each Acquiring Fund’s performance should survive its Reorganization.

14.
Staff Comment:  With respect to the capitalization table, please remove the dollar signs from the “Shares Outstanding” column, and please add a column for adjustments to show the expenses being allocated to the Funds. Please also correct the pro forma NAVs in the table, which should reflect the NAVs of the Acquiring Fund, less any expenses of the Reorganization, rather than a blend of NAVs.

Response:  The Trust undertakes to make the requested revisions.

Appendix A - Form of Agreement and Plan of Reorganization

15.	Staff Comment: Please add the number heading to paragraph 8.2.

Response:  The Trust undertakes to make the requested revision.

Part B – Statement of Additional Information

16.
Staff Comment:  With respect to the second sentence under “Accounting Survivor”, please confirm whether it is correct that “The Acquiring Funds will have the same...principal investment strategies...as described in the Annual Report...”

Response:  The Trust responds by deleting “as described in the Annual Report to Shareholders for the fiscal year ended June 30, 2018” and replacing it with “as described in the Information Statement/Prospectus”.

17.	Staff Comment: Please file a new auditor’s consent with respect to the updated financial information, and please ensure that the auditor’s name clearly appears in the consent.

Response:  The Post-Effective Amendment will include a new auditor’s consent.  The auditor’s name will clearly appear in the consent.

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If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 765-6620.

Very truly yours,

/s/ Alia M. Vasquez

Alia M. Vasquez
For U.S. Bank Global Fund Services

cc:        Peter Shea, Esq.